Exhibit 99.118

1500 Robert-Bourassa Blvd. 7th Floor Montreal QC, H3A 3S8 www.computershare.com
September 3, 2019

To: All Canadian Securities Regulatory Authorities

Subject: Prometic Life Sciences Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	September 3, 2019
Record Date for Voting (if applicable) :	September 3, 2019
Beneficial Ownership Determination Date :	September 3, 2019
Meeting Date :	October 3, 2019
Meeting Location (if available) :	Montréal, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74342Q302	CA74342Q3026

Sincerely,

Computershare

Agent for Prometic Life Sciences Inc.